PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated March 19, 2021)	Registration No. 333-251034

PURECYCLE TECHNOLOGIES, INC.

25,000,000 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 19, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on May 14, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of up to 25,000,000 shares of our common stock, par value $0.001 per share (“Common Stock”), issued pursuant to the terms of those certain subscription agreements entered into (the “PIPE Investment”) in connection with the Business Combination (as defined in the Prospectus). As described in the Prospectus, the selling securityholders named therein or their permitted transferees (collectively, the “Selling Stockholders”), may sell from time to time up to 25,000,000 shares of our Common Stock that were issued to the Selling Stockholders in connection with the closing of the PIPE Investment and the Business Combination.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, warrants and units are listed on The Nasdaq Capital Market under the symbols “PCT,” “PCTTW” and “PCTTU,” respectively. On May 18, 2021, the closing price of our Common Stock was $13.39 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 23 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2021.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 14, 2021 (May 10, 2021)

PureCycle Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40234	86-2293091
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5950 Hazeltine National Drive, Suite 650, Orlando, Florida		32822
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (877) 648-3565

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.001 per share	PCT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock, $0.001 par value per share, at an exercise price of $11.50 per share	PCTTW	The Nasdaq Stock Market LLC
Units, each consisting of one share of common stock, $0.001 par value per share, and three quarters of one warrant	PCTTU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

    On Monday, May 10, 2021, the Compensation Committee (the "Committee'") of the Board of Directors (the “Board”) of PureCycle Technologies, Inc. (the “Company”), adopted and approved the PureCycle Technologies, Inc. Executive Severance Plan (the “Severance Plan”) and modified a stock option award provided to Michael Dee, the Company’s Chief Financial Officer.

The Severance Plan

    The Severance Plan covers certain officers of the Company, including the named executive officers (the “NEOs”). Under the Severance Plan, if an NEO’s employment is terminated by the Company without “cause” or by the NEO for “good reason” (as such terms are defined in the Severance Plan) other than within 12 months following a “change in control” (as defined in the Severance Plan), the Company will pay the NEO severance payments in installments equal in the aggregate to one year of base salary and will reimburse the NEO for COBRA continuation coverage premiums for up to 12 months to the extent they exceed the premiums paid by the NEO for such coverage immediately prior to the date of termination (the “COBRA Reimbursement”). If an NEO’s employment is terminated by the Company without cause or by the NEO for good reason within 12 months following a change in control, the Company will pay the NEO a lump sum cash severance amount equal to the sum of (a) 1.5 times the NEO’s annual base salary rate (determined in accordance with the Severance Plan) plus (b) 1.5 times the NEO’s short-term annual cash incentive target for the year in which the termination of employment occurs. In such case, the Combined Company will also provide the COBRA Reimbursement and any outplacement services or outplacement reimbursement to which the NEO would have been entitled in connection with the NEO’s termination of employment under any plan, program or arrangement of the Combined Company immediately prior to the change in control. Further, any equity awards held by the NEO would vest in full upon such termination of employment, with performance-based awards vesting at target.

    If an NEO is entitled to cash severance under both his or her employment agreement and the Severance Plan upon his or her termination of employment, he or she will receive only the cash severance payments under the applicable arrangement that will provide him or her with the greatest cash severance value, and will not be entitled to cash severance under the other arrangement.

    Participation in the Severance Plan is generally contingent upon the NEO signing an agreement providing for customary post-employment non-competition, employee and customer non-solicitation, and confidentiality provisions. Except as otherwise determined by the compensation committee, participation in the Severance Plan is also contingent upon employment by the Company (or PureCycle Technologies LLC) for a period of at least six continuous months prior to participation in the Severance Plan. Payment of the severance amounts under the Severance Plan is generally subject to the NEO’s execution of a customary release of claims in favor of the Company.

    The Board (or an authorized committee of the Board) may amend or terminate the Severance Plan, provided that written notice of any amendment or termination must be provided to participants not less than 60 days prior to the effective date of such amendment or termination. The Severance Plan will automatically terminate on the second anniversary following the first change in control to occur under the Severance Plan. However, no amendment reducing the severance benefits provided under the Severance Plan or terminating the Severance Plan may be effective prior to the 12-month anniversary of the effective date of the Severance Plan, and the Board will not amend or terminate the Severance Plan at any time after (1) the occurrence of a change in control or (2) the date we enter into a definitive agreement which, if consummated, would result in a change in control, unless the potential change in control is abandoned (as publicly announced by the Company), in either case until twenty-four (24) months after the occurrence of a change in control. Further, no such amendment or termination will operate to reduce severance benefits payable with respect to a separation from service that occurs prior to the effective date of such amendment or termination.

    The foregoing description of the Severance Plan does not purport to be complete and is subject to and qualified in its entirety by reference to the Severance Plan, a copy of which is attached hereto as Exhibit 10.1, the terms of which are incorporated herein by reference.

Modified Award

    On March 17, 2021, pursuant to Mr. Dee’s employment agreement, the Company granted Mr. Dee stock options with a targeted value of $7.0 million. The stock options were granted with an exercise price of $28.90. Pursuant to Mr. Dee’s employment agreement, the number of options was to be determined based on a Black-Scholes value determined as of the grant date. Based on the Black-Scholes calculation used on March 17, 2021, Mr. Dee was awarded 429,185 stock options. On May 10, 2021, the compensation committee of the Board determined that the Black-Scholes calculation used for the quarter ended March 31, 2021 more appropriately reflected the value of a stock option on the date of the grant (the “updated valuation”). This updated valuation is consistent with other valuation assumptions used during the Company’s first quarter. As a result of the revised Black-Scholes calculation, Mr. Dee’s award was updated and he has been awarded 613,497 stock options (in total). The terms of Mr. Dee’s stock options will otherwise remain the same, including the $28.90 exercise price based on the closing price of the Company’s common stock on the Nasdaq Capital Market on March 17, 2021.

    The foregoing description of the update to Mr. Dee’s award does not purport to be complete and is subject to and qualified in its entirety by reference to the Amendment, dated May 10, 2021, to the Nonqualified Stock Option Agreement, dated March 17, 2021, by and between PureCycle Technologies, Inc. and Michael Dee, a copy of which is attached hereto as Exhibit 10.2, the terms of which are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
10.1	PureCycle Technologies, Inc. Executive Severance Plan, dated May 10, 2021.

10.2	Amendment, dated May 10, 2021, to Nonqualified Stock Option Agreement, dated March 17, 2021, by and between PureCycle Technologies, Inc. and Michael Dee.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized..

PURECYCLE TECHNOLOGIES, INC.
By: /s/ Brad S. Kalter____________________
Name: Brad S. Kalter
Title: General Counsel and Corporate Secretary

Date: May 14, 2021

PURECYCYCLE TECHNOLOGIES, INC.
EXECUTIVE SEVERANCE PLAN

INTRODUCTION
     The purpose of this Executive Severance Plan is to enable PureCycle Technologies, Inc. (the “Company”) to offer certain protections to certain employees if their employment with the Company or a Subsidiary is terminated without Cause or for Good Reason, both generally and in connection with a Change in Control. Accordingly, to accomplish this purpose, the Board of Directors has adopted the Plan, effective as of May 10, 2021 (the “Effective Date”).
     As further described in Section 2.3, Participants covered by this Plan shall not be eligible for any duplication of benefits between this Plan and any other severance or termination plan, policy or practice of the Company that would otherwise apply under the circumstances described herein. The Plan is intended to constitute a “top hat” plan under ERISA for the benefit of a select group of highly compensated or management employees. Capitalized terms and phrases used herein shall have the meanings ascribed thereto in Article I.
ARTICLE I
DEFINITIONS

For purposes of the Plan, capitalized terms and phrases used herein shall have the meanings ascribed in this Article.

“Accounting Firm” shall have the meaning set forth in Section 2.6 below.
    “Affiliate” shall mean any entity that is in control of, controlled by or under common control with an entity, including without limitation, any parent, subsidiary, or other affiliated entity.
“Applicable Percentage” shall mean (i) for the Company’s Chief Executive Officer and Executive Officers 100%, and (iii) for any other employees designated as Participants by the Board, 50%, or such greater percentage as approved by the Board.
“Base Salary” shall mean a Participant’s annual base salary rate for services paid by the Company to the Participant at the time immediately prior to the Participant’s termination of employment or, for purposes of a termination of employment for Good Reason, the annual base salary rate in effect immediately prior to any material reduction in such annual base salary that forms a basis for the claim of Good Reason, as reflected in the Company’s payroll records. Base Salary shall not include commissions, bonuses, overtime pay, incentive compensation, benefits paid under any qualified or non-qualified plan, any group medical, dental or other welfare benefit plan, non-cash compensation or any other additional compensation.
“Board” shall mean the Board of Directors of the Company.
     “Bonus Target” shall mean the Participant’s target short-term annual incentive for the fiscal year in which the Participant’s termination of employment occurs, as approved by the Board or the Compensation Committee of the Board.
“Cause” shall have the meaning set forth in a Participant’s Employment Agreement, or if none (or in the absence of any definition of “Cause” contained in such Employment Agreement), shall mean (i) the Participant’s commission of, conviction for, or plea of guilty or nolo contendere to, a felony or a crime involving moral turpitude, or other material act or omission involving dishonesty or fraud, (ii) the Participant’s conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates in any material way, (iii) the Participant’s failure to perform duties as reasonably directed by the Company or the Participant’s material violation of any rule, regulation, policy or plan for the conduct of any service provider to the Company or its Affiliates or its or their business (which, if curable, is not cured within 5 days after notice thereof is provided to the Participant) or (iv) the Participant’s gross negligence, willful malfeasance or material act of disloyalty with respect to the Company or its Affiliates (which, if curable, is not cured within 5 days after notice thereof is provided to the Participant). Any determination of whether Cause exists shall be made by the Committee in its sole discretion.
“Change in Control” shall have the meaning as set forth in the PureCycle Technologies, Inc. 2021 Equity and Incentive Compensation Plan; provided, however, that no event shall constitute a “Change in Control” for purposes of this Plan unless it constitutes a “change in control event” for purposes of Treasury regulation 1.409A-3(i)(5).
“Change in Control Qualifying Event” shall have the meaning set forth in Section 2.1 below.
     “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
     “Code Section 409A” shall mean Section 409A of the Code together with the Treasury regulations and other official published guidance promulgated thereunder.
     “Committee” shall mean the Compensation Committee of the Board or such other committee of the Board appointed by the Board from time to time to administer the Plan.
     “Company” shall have the meaning set forth in the Introduction above.

     “Continued Health Coverage” shall mean the benefit set forth in Section 2.2(b) below.
     “Delay Period” shall mean the period commencing on the date the Participant incurs a Separation from Service from the Company until the earlier of (A) the six (6)-month anniversary of the date of such Separation from Service and (B) the date of the Participant’s death.
     “Disability” shall have the meaning set forth in a Participant’s Employment Agreement, or if none (or in the absence of any definition of “Disability” contained in such Employment Agreement), shall mean a circumstance in which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months and otherwise satisfies the requirements to be disabled under Code Section 409A.
     “Effective Date” shall have the meaning set forth in the Introduction above.
     “Employment Agreement” shall mean an employment or similar services agreement with the Company pursuant to which the Participant would be entitled to severance compensation in the event of a termination of employment; provided, however, that, for the avoidance of doubt, once the severance protections under such agreement expire, such agreement will no longer constitute an “Employment Agreement” for purposes of this Plan, except to the extent necessary to determine a time and form of payment of any severance payable hereunder that is compliant with Code Section 409A pursuant to Section 2.3.
    “Equity Vesting” shall mean the benefit set forth in Section 2.2(d) below.
    “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Executive Officers” shall mean the Company’s Chief Financial Officer, Chief Manufacturing Officer, Chief Commercial Officer, and General Counsel.

“Good Reason” shall have the meaning set forth in a Participant’s Employment Agreement, or if none (or in the absence of any definition of “Good Reason” contained in such Employment Agreement), shall mean the occurrence of any of the following events without the Participant’s express written consent, provided, that, the Participant gives notice to the Company of the Good Reason event within ninety (90) days after the initial occurrence of the Good Reason event, such event is not corrected in all material respects by the Company within thirty (30) days following receipt of the Participant’s written notification, and the Participant terminates employment within thirty (30) days following the expiration of such correction period: (a) an involuntary material reduction in the Participant’s Base Salary, (b) a relocation of the Participant’s principal business location to an area outside a 50 mile radius of the Participant’s principal business location, (c) the Company’s failure to pay amounts to the

Participant when due or (d) a material reduction in the nature or status of the Participant’s authorities, duties, or responsibilities.

“Net After Tax Benefit” shall have the meaning set forth in Section 2.6 below.
     “Outplacement Services” shall mean the benefit described in Section 2.2(c) below.
    “Participant” shall mean the Company’s Chief Executive Officer, the Executive Officers, and any other employees recommended by the Chief Executive Officer and approved by the Board; provided, however, that, except as otherwise determined by the Committee, no individual shall be a Participant unless such individual has been employed by the Company for a period of at least six (6) continuous months (including any period of employment with PureCycle Technologies LLC); provided, further, that it shall be a condition to being a Participant that the applicable employee executes customary two-year post-employment confidentiality, non-competition and non-solicit agreements substantially in the form attached hereto as Exhibit A, including but not limited to an appropriate time period and geographic scope for the post-employment restrictive covenants contained therein based on the executing individual’s position and responsibilities with the Company, within one hundred and eighty (180) days after the Effective Date or becoming employed in one of the foregoing enumerated positions, whichever is later (with participation in the Plan and potential eligibility for benefits under the Plan expressly serving as consideration for such agreement).
     “Plan” shall mean this PureCycle Technologies, Inc. Executive Severance Plan.
    “Plan Administrator” shall have the meaning set forth in Section 3.1 below.
“Regular Qualifying Event” shall have the meaning set forth in Section 2.1 below.
“Release” shall mean the general release of claims contemplated by Section 2.5 below.
     “Separation from Service” shall mean termination of a Participant’s employment with the Company, provided, that, such termination constitutes a separation from service within the meaning of Code Section 409A and the default presumptions set forth in the Treasury Regulations promulgated under Code Section 409A. All references in the Plan to a “resignation,” “termination,” “termination of employment” or like terms shall mean Separation from Service.
     “Severance Benefits” shall mean collectively, the Severance Payments, Continued Health Coverage, Equity Vesting, and Outplacement Services, if any.
     “Severance Payments” shall mean the payments set forth in Section 2.2(a) below.
     “Severance Payments Period” shall mean the period commencing the date of the Participant’s first Severance Payments installment payment pursuant to Section 2.2(a)(1) and ending on the date that is the number of months following such date that is equal to the product of the Participant’s Applicable Percentage multiplied by 12.

    “Specified Employee” shall mean a Participant who, as of the date of his or her Separation from Service, is deemed to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by the Company from time to time in accordance therewith, or if none, the default methodology set forth therein.
    “Stock Incentive Plan” shall mean the PureCycle Technologies, Inc. 2021 Equity and Incentive Compensation Plan and any successor plans.
“Subsidiary” shall mean a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company.
“Underpayment” shall have the meaning set forth in Section 2.6 below.

ARTICLE II
SEVERANCE BENEFITS

2.1 Eligibility for Severance Benefits.
         (a) Regular Qualifying Event for Participants. In the event that the employment of a Participant is terminated by the Company or a Subsidiary without Cause or by the Participant for Good Reason other than as described in Section 2.1(b) (each a “Regular Qualifying Event”), then the Company shall pay or provide the Participant with the Severance Benefits.
(b)    Change in Control Qualifying Event for Participants. In the event that during the period commencing on the date of the consummation of a Change in Control and ending twelve (12) months thereafter, the employment of a Participant is terminated by the Company or a Subsidiary without Cause or by the Participant for Good Reason (each a “Change In Control Qualifying Event”), then the Company shall pay or provide the Participant with the Severance Benefits.
(c) Non-Qualifying Events. A Participant shall not be entitled to Severance Benefits under the Plan if the Participant’s employment is terminated by the Company or a Subsidiary for any reason other than a Regular Qualifying Event or a Change In Control Qualifying Event, including, without limitation, (i) by the Company or a Subsidiary for Cause, (ii) by the Participant for any reason other than for Good Reason, or (iii) on account of the Participant’s death or Disability.

     2.2 Amount of Severance Benefits. In the event that a Participant becomes entitled to benefits pursuant to Section 2.1 hereof, the Company shall pay or provide the Participant with the Severance Benefits as follows:
(a) Severance Payment. Subject to the provisions of Sections 2.3 through 2.6, and 6.8, as applicable, the Company (or as applicable, a Subsidiary) shall pay to the Participant:
    (1)    In the event the Participant experiences a Regular Qualifying Event, an amount equal to the product of (i) the Applicable Percentage, multiplied by (ii) the Participant’s Base Salary. Any such Severance Payment shall be paid in equal installments in accordance with the Company’s normal payroll practices, which installments shall commence on the first payroll date after the sixtieth (60th) day following the Participant’s Regular Qualifying Event, so long as the conditions therefor have been fully satisfied, and shall continue until the end of the Participant’s Severance Payments Period.
    (2)    In the event the Participant experiences a Change in Control Qualifying Event, an amount equal to the product of (i) the Applicable Percentage, multiplied by (ii) the sum of (x) for the Chief Executive Officer and Executive Officers, 1.5 times Base Salary; and for other Participants, 2.0 times Base Salary, plus (y) for the Chief Executive Officer and Executive Officers, 1.5 times Bonus Target; and for other participants, 2.0 times Bonus Target, if any. Any such Severance Payment shall be payable in a lump sum on the first payroll date after the sixtieth (60th) day following a Change in Control Qualifying Event, so long as the conditions therefor have been fully satisfied.
(b) Continued Health Coverage. Subject to the provisions of Sections 2.3 through 2.6, if the Participant timely and properly elects health continuation coverage under COBRA, the Company shall reimburse the Participant for the difference between the monthly COBRA premium paid by the Participant for the Participant and the Participant’s dependents and the monthly premium amount paid by the Participant for such coverage immediately prior to the date of termination. Such reimbursement shall be paid to the Participant on the first of the month immediately following the month in which the Participant timely remits the premium payment. The Participant shall be eligible to receive such reimbursement until the earliest of (A) twelve (12) months following the date of termination, (B) the time the Participant is no longer eligible for such COBRA coverage, or (C) the date the Participant becomes eligible for group health care insurance coverage from another source; provided, that Participant shall promptly notify the Company of any such circumstances. For the avoidance of doubt, nothing in this Plan shall prohibit the Company from amending or terminating any group health plan. Notwithstanding anything in this Plan to the contrary, in the event that the payment of amounts payable under this clause (b) shall result in adverse tax consequences under Chapter 100 of the Code, Code Section 4980D or otherwise to the Company, the parties shall undertake commercially reasonable efforts to restructure such benefit in an economically equivalent manner to avoid the imposition of such taxes on the Company, provided, however, that should the Company’s auditors determine in good faith that no such alternative arrangement is achievable, the Participant shall not be entitled to his or her rights to payment under this clause (b). Further, neither the Company nor any of its employees, directors, managers, board members, Affiliates, parents, stakeholders, equityholders, agents, successors, predecessors or related parties guarantees the tax treatment of any benefit under this clause (b) and no such party shall have liability to the Participant or his or her beneficiaries with respect to the taxation of such benefits or amounts payable in respect thereof. Notwithstanding any other rights set forth this Section 2.2, aggregate payments to Participants residing outside the United States under this clause (b) shall be limited to an amount equivalent to such Participant’s health insurance premiums for twelve months calculated as of the date of termination.
(c)    Outplacement. Notwithstanding the provisions of Section 2.3 hereof to the contrary, but subject to the provisions of Sections 2.4 through 2.6, a Participant experiencing a Change in Control Qualifying Event shall be entitled to any outplacement services or outplacement reimbursement to which the Participant would have been entitled in connection with the Participant’s termination of employment under any plan, program or arrangement of the Company immediately prior to a Change in Control.
(d)    Equity.    The treatment of any outstanding equity awards held by the Participant, including the timing of payment therefor, shall be determined in accordance with the terms of the Stock Incentive Plan and the applicable award agreements. Notwithstanding the foregoing, and subject to the provisions of Sections 2.4 through 2.6, a Participant experiencing a Change in Control Qualifying Event shall be entitled to an immediate full vesting and lapse of all service or time-based restrictions on any and all outstanding equity-based long-term incentives, including but not limited to any stock options, restricted stock, restricted stock units, performance unit awards (payable in equity or cash), performance share awards, or any other award granted under the Stock Incentive Plan held by the Participant. In such event, for any performance-based targets under the Stock Incentive Plan awards, target goals will be assumed to have been achieved for purposes of determining the number of shares and/or units earned under such awards. This provision shall override any conflicting language contained in the Participant’s Stock Incentive Plan award agreements or the Stock Incentive Plan.
 2.3    Coordination with Other Arrangements. In the event that a Participant experiences a termination of employment that would otherwise entitle the Participant to cash severance payments under an Employment Agreement or other plan, policy or other similar arrangement with the Company (each of the Plan and any such arrangements, a “Severance Arrangement”), then the Participant shall be entitled only to the cash severance payments under the Severance Arrangement that provides for the greatest cash severance value to the Participant, and the Participant shall not be entitled to any cash severance compensation under any other Severance Arrangement (and, for the avoidance of doubt, in no event shall there be any duplication of benefits between this Plan and any other Severance Arrangement). If, (a) at the time of becoming a Participant in this Plan, a Participant has in effect any other Severance Arrangement, (b) such Participant becomes entitled to compensation or benefits under this Plan, and (c) the time and form of the payments under this Plan would result in tax penalties under Code Section 409A, then, to the extent necessary to avoid tax penalties under Code Section 409A, any amounts owed pursuant to this Plan shall instead be paid (to the extent possible) at the time and in the manner provided for in such other Severance Arrangement.
2.4 No Duty to Mitigate/Set-off. No Participant entitled to receive Severance Benefits hereunder shall be required to seek other employment or to attempt in any way to reduce any amounts payable to the Participant by the Company pursuant to the Plan and, except as provided in Sections 2.2(b) hereof, there shall be no offset against any amounts due to the Participant under the Plan on account of any remuneration attributable to any subsequent employment that the Participant may obtain or otherwise. The amounts payable hereunder may be subject to setoff, counterclaim, recoupment, defense or other right which the Company may have against the Participant, except as the Plan Administrator determines would result in adverse tax consequences to the Participant under Code Section 409A.
2.5 Release Required. Any amounts payable pursuant to the Plan shall be conditioned upon the Participant’s execution and non-revocation, no earlier than the effective date of termination but within sixty (60) days following the effective date of termination, of a general release of claims against the Company, its affiliates, and related parties thereto, in a form reasonably satisfactory to the Company and substantially in the form attached as Exhibit B. The Company shall provide the form of the release for execution to the Participant within five (5) calendar days following the Participant’s date of termination. The Release will contain customary confidentiality and non-disparagement provisions, and contain customary carveouts for the payment of consideration payable hereunder (which shall serve as consideration for such Release), vested benefits under the Company qualified plans, directors’ and officers’ insurance and indemnification and such other carveouts as the Plan Administrator determines in its sole and absolute discretion. In the event that the Release is not executed or is revoked by the Participant in accordance with its terms, and benefits have been provided by the Company to the Participant (including, without limitation, benefits under Section 2.2(b)), the Participant shall be required to immediately reimburse the Company (and the Company will be entitled to setoff amounts owed to Participant) for the cost of benefits provided to Participant and his/her beneficiaries hereunder as reasonably determined by the Plan Administrator.

2.6 Code Section 280G.   Notwithstanding any other provision of this Plan or any other agreement to which the Participant is a party to the contrary, if payments made or benefits provided pursuant to this Plan (when taken together with other payments and benefits to such

Participant) are considered “excess parachute payments” under Section 280G of the Code, then such excess parachute payments plus any other payments or benefits made or provided by the Company and its Affiliates to such Participant which are considered excess parachute payments shall be limited (cash first then stock compensation) to the greatest amount which may be paid or provided to such Participant under Section 280G of the Code without causing any loss of deduction to the Company under such Code Section, but only if, by reason of such reduction, the “Net After Tax Benefit” (as defined below) to the Participant shall exceed the net after tax benefit if such reduction was not made. “Net After Tax Benefit” for purposes of this Plan shall mean the sum of (i) the total amounts payable to the Participant under this Plan, plus (ii) all other payments and benefits which the Participant receives or then is entitled to receive from the Company and its Affiliates that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, less (iii) the amount of federal and state income taxes payable with respect to the foregoing calculated at the maximum marginal income tax rate for each year in which the foregoing shall be paid to the Participant (based upon the rate in effect for such year as set forth in the Code at the time of termination of the Participant’s employment), less (iv) the amount of excise taxes imposed with respect to the payments and benefits described in (i) and (ii) above by Section 4999 of the Code. The determination of whether payments and benefits would be considered excess parachute payments and the calculation of all the amounts referred to in this Plan shall be made by the Company’s regular independent accounting firm (the “Accounting Firm”) at the expense of the Company, which shall provide detailed supporting calculations. Any determination by the Accounting Firm shall be binding upon the Company and the Participants. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that payments or benefits to which the Participant was entitled, but that he or she did not receive pursuant to this Section, could have been made without the imposition of the excise tax imposed by Section 4999 of the Code (“Underpayment”). In such event, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant.

ARTICLE III
ADMINISTRATION OF THE PLAN
     3.1 Plan Administrator. The general administration of the Plan on behalf of the Company shall be placed with the Committee, or if none, the Board (the “Plan Administrator”). The Plan Administrator shall be charged with the interpretation, administration and operation of the Plan. The Plan Administrator, subject to the provisions of the Plan, may adopt such rules and regulations as it deems necessary to carry out the provisions of the Plan. The Plan Administrator may delegate to any person or persons, severally or jointly, the responsibility for the preparation and filing of all disclosure material and reports which the Plan Administrator is required to file by law, and the responsibility for the day to day operation of the Plan. The Plan Administrator shall have the power of full and final determination as to all issues concerning eligibility for benefits under the Plan and interpretation of the Plan and determination of disputed facts, and such determinations with respect to a Participant’s rights or benefits shall be entitled to the maximum deference permitted by law.
     3.2 Reimbursement of Expenses of Plan Administrator. The Company may, in its sole discretion, pay or reimburse the members of the Plan Administrator for all reasonable expenses incurred in connection with their duties hereunder, including, without limitation, expenses of outside legal counsel.
3.3 Retention of Professional Assistance. The Plan Administrator may employ such legal counsel, accountants and other persons as may be reasonably required in carrying out its work in connection with the Plan.
3.4 Books and Records. The Plan Administrator shall maintain such books and records regarding the fiscal and other transactions of the Plan and such other data as may be required to carry out its functions under the Plan and to comply with all applicable laws.
 3.5 Indemnification. The Plan Administrator and its members shall not be liable for any action or determination made in good faith with respect to the Plan. The Company shall, to the fullest extent permitted by law, indemnify and hold harmless each member of the Plan Administrator for liabilities or expenses they and each of them incur in carrying out their respective duties under the Plan, other than for any liabilities or expenses arising out of such individual’s willful misconduct or fraud.
3.6    Benefit Claims Procedure. In accordance with Section 503 of ERISA and the regulations of the Secretary of Labor prescribed thereunder:
    (a)    The Plan Administrator has the exclusive right to determine eligibility for benefits under the Plan and to deny or grant a claim, in whole or in part. All claim determinations shall be made by the Plan Administrator (or its delegate) in a uniform and nondiscriminatory manner in accordance with the Plan provisions. The Plan Administrator’s decision on a claim for benefits is final and binding on all persons.
    (b)    All claims for benefits under the Plan shall be filed in writing with the Plan Administrator in accordance with such procedures as the Plan Administrator shall reasonably establish.
    (c)    The Plan Administrator shall, within ninety (90) days of submission of a claim, provide adequate notice in writing to any claimant in which the claimant shall be advised as to whether the claim is granted or denied, in whole or in part. If a claim is denied, in whole or in part, the notice shall contain (i) the specific reasons for the denial,(ii) references to pertinent Plan provisions on which the denial is based, (iii) a description of any material or information which is necessary in order for the claimant to perfect his or her claim and an explanation of why such information is necessary, and (iv) an explanation of the Plan’s claim review procedure, the time limits applicable under the procedures, and a statement regarding the claimant’s right to bring a civil action under Section 502(a) of ERISA (if applicable) following an adverse benefit determination on appeal. If special circumstances require an extension of time for processing the claim, the Plan Administrator shall furnish the claimant a written notice of such extension prior to the expiration of the ninety (90) day period. The extension notice shall indicate the reasons for the extension and the expected date for a final decision, which date shall not be more than one hundred eighty (180) days from the initial claim.    (c)    The Plan Administrator shall, upon written request by a claimant within sixty (60) days of receipt of the notice that his claim has been denied, afford a reasonable opportunity to such claimant for a full and fair review by the Plan Administrator of the decision denying the claim. The request for review shall set forth all of the grounds on which it is based, all facts in support of the request and any other matters which the claimant deems pertinent. The Plan Administrator may require the claimant to submit such additional facts, documents or other material as it may deem necessary or appropriate in making its review. The claimant may submit written comments, documents, records and other information related to the benefit claim on appeal. The claimant must be provided, upon request and free of charge, reasonable access to and copies of any and all records, documents or information on which the Plan Administrator based its determination. The Plan Administrator will provide the claimant with written notification of the benefit determination on review within 60 days after a request for review is received, unless special circumstances require an extension of time for processing the review, in which case the Plan Administrator shall give the claimant written notification within the initial 60-day period specifying the reasons for the extension and when such review shall be completed (provided that such review shall be completed within 120 days after the date on which the request for review was filed). If the Plan Administrator denies the claim on review, in whole or in part, the notification will set forth, in a manner calculated to be understood by the claimant: (i) the specific reason or reasons for the denial; (ii) specific references to the Plan provisions on which the denial is based; (iii) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all records, documents or information on which the Plan Administrator based its determination; and (iv) a description of the claimant’s right to obtain information about such procedures and a statement regarding the claimant’s right to bring a civil action under section 502(a) of ERISA (if applicable) following the denial on appeal.

ARTICLE IV
AMENDMENT AND TERMINATION

The Company reserves the right to amend or terminate, in whole or in part, any or all of the provisions of the Plan by action of the Board (or a duly authorized committee thereof) at any time. Written notice of any amendment or termination must be provided to Participants not less than sixty (60) days prior to the effective date of such amendment or termination. This Plan shall automatically terminate on the second anniversary following the first Change in Control to occur hereunder, provided, that, in no event shall any amendment reducing the Severance Benefits provided hereunder or any Plan termination be effective prior to the twelve (12) month anniversary of the Effective Date, and further provided that the Company shall not amend or terminate the Plan at any time after (i) the occurrence of a Change in Control or (ii) the date the Company enters into a definitive agreement which, if consummated, would result in a Change in Control, unless the potential Change in Control is abandoned (as publicly announced by the Company), in either case until twenty-four (24) months after the occurrence of a Change in Control, and provided further, that, no such amendment or termination shall operate to reduce Severance Benefits payable with respect to a Separation from Service that occurs prior to the effective date of such amendment or termination.

ARTICLE V
SUCCESSORS

For purposes of the Plan, the Company shall include any and all successors or assignees, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Company (or its members, as the case may be) and such successors and assignees shall perform the Company’s obligations under the Plan, in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place. In the event the surviving corporation in any transaction to which the Company is a party is a subsidiary of another corporation, then the ultimate parent corporation of such surviving corporation shall cause the surviving corporation to perform the Plan in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place. In such event, the term “Company,” as used in the Plan, shall mean the Company, as hereinbefore defined and any successor or assignee (including the ultimate parent corporation) to the business or assets which by reason hereof becomes bound by the terms and provisions of the Plan.

ARTICLE VI
MISCELLANEOUS

     6.1 Minors and Incompetents. If the Plan Administrator shall find that any person to whom Severance Benefits are payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, any Severance Benefits due (unless a prior claim therefore shall have been made by a duly appointed guardian, committee or other legal representative) may be paid to the spouse, child, parent, or brother or sister, or to any person deemed by the Plan Administrator to have incurred expense for such person otherwise entitled to the Severance Benefits, in such manner and proportions as the Plan Administrator may determine in its sole discretion. Any such Severance Benefits shall be a complete discharge of the liabilities of the Company, the Plan Administrator, the Board and the Committee under the Plan.
     6.2 Limitation of Rights. Nothing contained herein shall be construed as conferring upon a Participant the right to continue in the service of the Company as an employee or in any other capacity or to interfere with the Company’s right to discharge him or her at any time for any reason whatsoever.
6.3 Payment Not Salary. Any Severance Benefits payable under the Plan shall not be deemed salary or other compensation to the Participant for the purposes of computing benefits to which he or she may be entitled under any pension plan or other arrangement of the Company maintained for the benefit of its employees, unless such plan or arrangement provides otherwise.
     6.4 Severability. In case any provision of the Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but the Plan shall be construed and enforced as if such illegal or invalid provision never existed.
     6.5 Withholding. The Company or its Affiliate shall have the right to make such provisions as it deems necessary or appropriate to satisfy any obligations it may have to withhold federal, state or local income or other taxes incurred by reason of payments pursuant to the Plan. In lieu thereof, the Company and/or its Affiliate shall have the right to withhold the amounts of such taxes from any other sums due or to become due from the Company and/or its Affiliate to the Participant upon such terms and conditions as the Plan Administrator may prescribe.
     6.6 Non-Alienation of Benefits. The Severance Benefits payable under the Plan shall not be subject to alienation, transfer, assignment, garnishment, execution or levy of any kind, and any attempt to cause any Severance Benefits to be so subjected shall not be recognized.
     6.7 Governing Law. To the extent legally required, the Code shall govern the Plan and, if any provision hereof is in violation of any applicable requirement thereof, the Company reserves the right to retroactively amend the Plan to comply therewith. To the extent not governed by the Code, the Plan shall be governed by the laws of the State of Delaware without reference to rules relating to conflicts of law. State and federal courts located in the state of

Florida shall have jurisdiction in any action, suit or proceeding based on or arising out of this Plan and each Participant hereunder: (a) submits to the personal jurisdiction of such courts; (b) consents to service of process in connection with any action, suit or proceeding; and (c) waives any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction, venue or service of process.
     6.8 Code Section 409A.
(a) General. Neither the Company nor any employee, director, manager, board member, Affiliate, parent, stakeholder, equityholder, agent, successor, predecessor or related party makes a guarantee with respect to the tax treatment of payments hereunder and no such party shall be responsible in any event with regard to non-compliance with or failure to be exempt from Code Section 409A. The Plan is intended to either comply with, or be exempt from, the requirements of Code Section 409A. Each payment of compensation under this Plan shall be treated as a separate payment of compensation. To the extent that the Plan is not exempt from the requirements of Code Section 409A, the Plan is intended to comply with the requirements of Code Section 409A and shall be limited, construed and interpreted in accordance with such intent. Notwithstanding the foregoing, in no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on a Participant by Code Section 409A or any damages for failing to comply with Code Section 409A.
(c)    Reimbursement and In-Kind Benefits. Notwithstanding anything to the contrary in this Plan, all reimbursements and in-kind benefits provided under this Plan that are subject to Code Section 409A shall be made in accordance with the requirements of Code Section 409A, including without limitation, where applicable, the requirement that (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) the reimbursement of any eligible fees and expenses shall be made no later than the last day of the calendar year following the year in which the applicable fees and expenses were incurred; and (iii) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.
(c) Separation from Service; Specified Employees. A termination of employment shall not be deemed to have occurred for purposes of any provision of the Plan providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a Separation from Service. If a Participant is deemed on the date of termination to be a Specified Employee, then with regard to any payment hereunder that is nonqualified deferred compensation subject to Section 409A, such payment shall be delayed and not be made prior to the expiration of the Delay Period. All payments delayed pursuant to this Section 6.8(b) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) shall be paid to the Participant in a single lump sum on the first payroll date on or following the first day following the expiration of the Delay Period, and any remaining payments and benefits due under the Plan shall be paid or provided in accordance with the normal payment dates specified for them herein.
     6.9 Non-Exclusivity. The adoption of the Plan shall not be construed as creating any limitations on the power of the Company to adopt such other termination or benefits arrangements as it deems desirable, and such arrangements may be either generally applicable or limited in application.
6.10 Headings and Captions. The headings and captions herein are provided for reference and convenience only. They shall not be considered part of the Plan and shall not be employed in the construction of the Plan.
     6.11 Gender and Number. Whenever used in the Plan, the masculine shall be deemed to include the feminine and the singular shall be deemed to include the plural, unless the context clearly indicates otherwise.
     6.12 Communications. All announcements, notices and other communications regarding the Plan will be made by the Company in writing.
The Plan Administrator keeps records of the Plan and is responsible for the administration of the Plan. The Plan Administrator will also answer any questions a Participant may have about the Plan. Service of legal process may be made upon the Plan Administrator or the Company’s General Counsel.

EXHIBIT A
PURECYCLE TECHNOLOGIES, INC.
RESTRICTIVE COVENANTS AGREEMENT
THIS RESTRICTIVE COVENANTS AGREEMENT (this “Agreement”) is made and entered into as of ___________________, by and between PureCycle Technologies, Inc., a Delaware corporation (the “Company”), and ______________ (“Employee”). Certain words or phrases used herein with initial capital letters shall have the meanings set forth in paragraph 2 hereof.
In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.    Competitive Activity; Non-Solicitation; Confidentiality.
(a)    Acknowledgements and Agreements. Employee hereby acknowledges and agrees that in the performance of Employee’s duties to the Company, Employee shall be brought into frequent contact with existing and potential customers of the Company throughout the world. Employee also agrees that trade secrets and confidential information of the Company, more fully described in subparagraph 1(e)(i), gained by Employee during Employee’s association with the Company, have been developed by the Company through substantial expenditures of time, effort and money and constitute valuable and unique property of the Company. Employee further understands and agrees that the foregoing makes it necessary for the protection of the Company’s business that Employee not compete with the Company during Employee’s employment with the Company and not compete with the Company for a reasonable period thereafter, as further provided in the following subparagraphs.
(b)    Covenants.
(i)    Covenants During Employment. While employed by the Company, Employee shall not compete with the Company anywhere in the world. In accordance with this restriction, but without limiting its terms, while employed by the Company, Employee shall not:
(A)    Create, establish, enter into, be employed by or engage in any manner, either directly or indirectly, in any business which competes with the Company’s business;
(B)    solicit customers, business, patronage or orders for, or sell, any products or services in competition with, or for any business that competes with, the Company’s business;

(C)    divert, entice or otherwise take away any customers, vendors, business, patronage or orders of the Company or attempt to do so; or
(D)    promote or assist, financially or otherwise, any person, firm, association, partnership, corporation or other entity engaged in any business which competes with the Company’s business.
(ii)    Covenants Following Termination. For a period of two years following the termination of Employee’s employment for any reason, Employee shall not:
(A)    Accept employment from, enter into or engage in any business which competes with the Company’s Business within the Restricted Territory;
(B)    solicit customers, business, patronage or orders for, or sell, any products and services in competition with, or for any business, wherever located, that competes with, the Company’s Business within the Restricted Territory;
(C)    divert, entice or otherwise take away any customers, business, patronage or orders of the Company within the Restricted Territory, or attempt to do so; or
(D)    promote or assist, financially or otherwise, any person, firm, association, partnership, corporation or other entity engaged in any business which competes with the Company’s Business within the Restricted Territory.
(iii)    Indirect Competition. For the purposes of subparagraphs 1(b)(i) and (ii) inclusive, but without limitation thereof, Employee shall be in violation thereof if Employee engages in any or all of the activities set forth therein directly as an individual on Employee’s own account, or indirectly as a partner, joint venturer, employee, agent, salesperson, consultant, officer and/or director of any firm, association, partnership, corporation or other entity, or as a stockholder of any corporation in which Employee or Employee’s spouse, child or parent owns, directly or indirectly, individually or in the aggregate, more than five percent (5%) of the outstanding stock.
(iv)    If it shall be judicially determined that Employee has violated this subparagraph 1(b), then the period applicable to each obligation that Employee shall have been determined to have violated shall automatically be extended by a period of time equal in length to the period during which such violation(s) occurred.

(c)    The Company. For purposes of this paragraph 1 and paragraph 2, the Company shall include any and all direct and indirect subsidiary, parent, affiliated or related companies of the Company for which Employee worked or had responsibility at the time of termination of Employee’s employment and at any time during the two (2) year period prior to such termination.
(d)    Non-Solicitation. Employee shall not, directly or indirectly, at any time, during the period of Employee’s employment or for one year thereafter, attempt to disrupt, damage, impair or interfere with the Company’s business by raiding any of the Company’s employees or soliciting any of them to resign from their employment with the Company, or by disrupting the relationship between the Company and any of its consultants, agents or representatives. Employee acknowledges that this covenant is necessary to enable the Company to maintain a stable workforce and remain in business.
(e)    Further Covenants.
(i)    Employee shall keep in strict confidence, and shall not, directly or indirectly, at any time, during or after Employee’s employment with the Company, disclose, furnish, disseminate, make available or, except in the course of performing Employee’s duties of employment, use any trade secrets or confidential business and technical information of the Company or its customers or vendors, without limitation as to when or how Employee may have acquired such information. With respect to materials that are trade secrets, the protection shall last for so long as the materials remain trade secrets as defined by law. For the remainder of the confidential information, the protection shall last for 20 years post-termination. Such confidential information shall include, without limitation, the Company’s unique selling, manufacturing and servicing methods and business techniques, plant schematics and operating manuals, training, service and business manuals, promotional materials, training courses and other training and instructional materials, vendor and product information, customer and prospective customer lists, other customer and prospective customer information, strategic business plans, systems designs and other business information. Employee specifically acknowledges that all such confidential information, whether reduced to writing, maintained on any form of electronic media or maintained in the mind or memory of Employee, and whether compiled by the Company and/or Employee, derives independent economic value from not being readily known to or ascertainable by proper means by others who can obtain economic value from its disclosure or use, that reasonable efforts have been made by the Company to maintain the secrecy of such information, that such information is the sole property of the Company and that any retention and use of such information by Employee during Employee’s employment with the Company (except in the course of performing Employee’s duties and obligations to the Company) or after the termination of Employee’s employment shall constitute a misappropriation of the Company’s trade secrets.

(ii)    The U.S. Defend Trade Secrets Act of 2016 (“DTSA”) provides that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (A) is made in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, the DTSA provides that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.
(iii)    Employee agrees that upon termination of Employee’s employment with the Company for any reason, Employee shall return to the Company, in good condition, all property of the Company, including, without limitation, the originals and all copies of any materials which contain, reflect, summarize, describe, analyze or refer or relate to any items of information listed in subparagraph 1(e)(i) of this Agreement. In the event that such items are not so returned, the Company shall have the right to charge Employee for all reasonable damages, costs, attorneys’ fees and other expenses incurred in searching for, taking, removing and/or recovering such property.
(f)    Discoveries and Inventions; Work Made for Hire.
(i)    Employee agrees that upon conception and/or development of any idea, discovery, invention, improvement, software, writing or other material or design that: (A) relates to the business of the Company, or (B) relates to the Company’s actual or demonstrably anticipated research or development, or (C) results from any work performed by Employee for the Company, Employee does hereby assign to the Company the entire right, title and interest in and to any such idea, discovery, invention, improvement, software, writing or other material or design. Employee has no obligation to assign any idea, discovery, invention, improvement, software, writing or other material or design that Employee conceives and/or develops entirely on Employee’s own time without using the Company’s equipment, supplies, facilities, or trade secret information unless the idea, discovery, invention, improvement, software, writing or other material or design: (x) relates to the business of the Company, or (y) relates to the Company’s actual or demonstrably anticipated research or development, or (z) results from any work performed by Employee for the Company. Employee agrees that any idea, discovery, invention, improvement, software, writing or other material or design that relates to the business of the Company or relates to the Company’s actual or demonstrably anticipated research or development which is conceived or suggested by Employee, either solely or jointly with others, within one (1) year following the termination of Employee’s employment shall be presumed to have been so made, conceived or suggested in the course of such employment with the use of the Company’s equipment, supplies, facilities, and/or trade secrets.
(ii)    In order to determine the rights of Employee and the Company in any idea, discovery, invention, improvement, software, writing or other material, and to insure the protection of the same, Employee agrees that during Employee’s employment, and for two years after the termination of Employee’s employment, Employee shall disclose immediately and fully to the Company any idea, discovery, invention, improvement, software, writing or other material or design conceived, made or developed by Employee solely or jointly with others. The Company agrees to keep any such disclosures confidential. Employee also agrees to record descriptions of all work in the manner directed by the Company and agrees that all such records and copies, samples and experimental materials shall be the exclusive property of the Company. Employee agrees that at the request of and without charge to the Company, but at the Company’s expense, Employee shall execute a written assignment of the idea, discovery, invention, improvement, software, writing or other material or design to the Company and shall assign to the Company any application for letters patent or for trademark registration made thereon, and to any common-law or statutory copyright therein; and that Employee shall do whatever may be necessary or desirable to enable the Company to secure any patent, trademark, copyright, or other property right therein in the United States and in any foreign country, and any division, renewal, continuation, or continuation in part thereof, or for any reissue of any patent issued thereon. In the event the Company is unable, after reasonable effort, and in any event after ten (10) business days, to secure Employee’s signature on a written assignment to the Company of any application for letters patent or to any common-law or statutory copyright or other property right therein, whether because of Employee’s physical or mental incapacity or for any other reason whatsoever, Employee irrevocably designates and appoints the Corporate Secretary of the Company as Employee’s attorney-in-fact to act on Employee’s behalf to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of such letters patent, copyright or trademark.
(iii)    Employee acknowledges that, to the extent permitted by law, all work papers, reports, documentation, drawings, photographs, negatives, tapes and masters thereof, prototypes and other materials (hereinafter, “items”), including without limitation, any and all such items generated and maintained on any form of electronic media, generated by Employee during Employee’s employment with the Company shall be considered a “work made for hire” and that ownership of any and all copyrights in any and all such items shall belong to the Company. The item shall recognize the Company as the copyright owner, shall contain all proper copyright notices, e.g., “(creation date) PureCycle Technologies, Inc., All

Rights Reserved,” and shall be in condition to be registered or otherwise placed in compliance with registration or other statutory requirements throughout the world.
(g)    Communication of Contents of Agreement. While employed by the Company and for two years thereafter, Employee shall communicate the contents of paragraph 1 of this Agreement to any person, firm, association, partnership, corporation or other entity that Employee intends to be employed by, associated with or represent.
(h)    Confidentiality Agreements. Employee agrees that Employee shall not disclose to the Company or induce the Company to use any secret or confidential information belonging to Employee’s former employers. Employee warrants that Employee is not bound by the terms of a confidentiality agreement or other agreement with a third party that would preclude or limit Employee’s right to work for the Company and/or to disclose to the Company any ideas, inventions, discoveries, improvements or designs or other information that may be conceived during employment with the Company. Employee agrees to provide the Company with a copy of any and all agreements with a third party that preclude or limit Employee’s right to make disclosures or to engage in any other activities contemplated by Employee’s employment with the Company.
(i)    Relief. Employee acknowledges and agrees that the remedy at law available to the Company for breach of any of Employee’s obligations under this Agreement would be inadequate. Employee therefore agrees that, in addition to any other rights or remedies that the Company may have at law or in equity, temporary and permanent injunctive relief may be granted in any proceeding which may be brought to enforce any provision contained in subparagraphs 1(b), 1(d), 1(e), 1(f), 1(g) and 1(h) inclusive, of this Agreement, without the necessity of proof of actual damage.
(j)    Reasonableness. Employee acknowledges that Employee’s obligations under this paragraph 1 are reasonable in the context of the nature of the Company’s Business and the competitive injuries likely to be sustained by the Company if Employee were to violate such obligations. Employee further acknowledges that this Agreement is made in consideration of, and is adequately supported by, the agreement of the Company to perform its obligations under this Agreement and by other consideration, which Employee acknowledges constitutes good, valuable and sufficient consideration.
(k)    Other Acknowledgements. Nothing in this Agreement prevents Employee from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations.
2.    Definitions.
(a)    “Company’s Business” means the design, development, manufacture, marketing or sale of sustainable plastic solutions, recycling technology or related services and any other business that the Company conducts as evidenced on the Company’s website or marketing materials of the Company.
(b)    “Restricted Territory” means: (i) the geographic area(s) within a fifty (50) mile radius of any and all Company location(s) in, to, or for which Employee worked, to which Employee was assigned or had any responsibility (either direct or supervisory) at the time of termination of Employee’s employment and at any time during the two (2) year period prior to such termination; (ii) the United States, and (iii) all of the specific customer accounts, whether within or outside of the geographic area described in (i) and (ii) above, with which Employee had any contact or for which Employee had any responsibility (either direct or supervisory) at the time of termination of Employee’s employment and at any time during the two (2) year period prior to such termination.
3.    Survival. Subject to any limits on applicability contained therein, paragraph 1 shall survive and continue in full force in accordance with its terms notwithstanding any termination of Employee’s employment.
4.    Notices. Any notice to the Company provided for herein shall be in writing to the Company, marked Attention: Corporate Secretary, and any notice to Employee shall be addressed to said Employee at Employee’s address on file with the Company at the time of such notice. Except as otherwise provided herein, any written notice shall be deemed to be duly given if and when delivered personally or deposited in the United States mail, first class registered mail, postage and fees prepaid, and addressed as aforesaid. Any party may change the address to which notices are to be given hereunder by written notice to the other party as herein specified (provided that for this purpose any mailed notice shall be deemed given on the third business day following deposit of the same in the United States mail).
5.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid or unenforceable in any respect under any applicable law, such invalidity or unenforceability shall not affect any other provision, but this Agreement shall be reformed, construed and enforced as if such invalid or unenforceable provision had never been contained herein.
6.    Prevailing Party’s Litigation Expenses. In the event of litigation between the Company and Employee related to this Agreement, the non-prevailing party shall reimburse the prevailing party for any costs and expenses (including, without limitation, attorneys’ fees) reasonably incurred by the prevailing party in connection therewith.
7.    Complete Agreement. This Agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

8.    Counterparts. This Agreement may be executed in separate counterparts (including facsimile and other electronically transmitted counterparts), each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.
9.    Successors and Assigns. This Agreement shall bind and inure to the benefit of and be enforceable by Employee, the Company and their respective heirs, executors, personal representatives, successors and assigns, except that neither party may assign any rights or delegate any obligations hereunder without the prior written consent of the other party. Notwithstanding the foregoing, Employee hereby consents to the assignment by the Company of all of its rights and obligations hereunder to any successor to the Company by merger or consolidation, purchase of all or substantially all of the Company’s assets or other business combination (including a business combination of the Company with a company formed to raise capital through an initial public offering for the purpose of acquiring an existing company), provided such transferee or successor assumes the liabilities of the Company hereunder.
10.    Choice of Law. This Agreement shall be governed by, and construed in accordance with, the internal, substantive laws of the state of Florida. Employee agrees that the state and federal courts located in the state of Florida shall have jurisdiction in any action, suit or proceeding against Employee based on or arising out of this Agreement and Employee hereby: (a) submits to the personal jurisdiction of such courts; (b) consents to service of process in connection with any action, suit or proceeding against Employee; and (c) waives any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction, venue or service of process.
11.    Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Employee, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.
[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

PURECYCLE TECHNOLOGIES, INC.

By:_____________________________
Name:
Title:

EMPLOYEE

EXHIBIT B
Release
This Release is between PureCycle Technologies, Inc. (the “Company”) and ______________ (“you” and similar words), in consideration of the benefits provided to you and to be received by you from or on behalf of the Company as described in the PureCycle Technologies, Inc. Executive Severance Plan (the “Severance Plan”).
By signing this Release, you and the Company hereby agree as follows:
1. Waiver and Release
You, on behalf of yourself and anyone claiming through you, including each and all of your legal representatives, administrators, executors, heirs, successors and assigns (collectively, the “Releasors”), hereby fully, finally and forever release, absolve and discharge the Company and each and all of its legal predecessors, successors, assigns, fiduciaries, parents, subsidiaries, divisions and other affiliates, and each of the foregoing’s respective past, present and future principals, partners, shareholders, directors, officers, employees, agents, consultants, attorneys, trustees, administrators, executors and representatives (collectively, the “Company Released Parties”), of, from and for any and all claims, causes of action, lawsuits, controversies, liabilities, losses, damages, costs, expenses and demands of any nature whatsoever, at law or in equity, whether known or unknown, asserted or unasserted, foreseen or unforeseen, whether brought individually, as a member or representative of a class, or derivatively on behalf of the Company or shareholders of the Company, that the Releasors (or any of them) now have, have ever had, or may have against the Company Released Parties (or any of them) based upon, arising out of, concerning, relating to or resulting from any act, omission, matter, fact, occurrence, transaction, claim, contention, statement or event occurring or existing at any time in the past up to and including the date on which you sign this Release, including, without limitation: (a) all claims arising out of or in any way relating to your employment with or separation of employment from the Company or its affiliates; (b) all claims for compensation or benefits, including salary, commissions, bonuses, vacation pay, expense reimbursements, severance pay, fringe benefits, stock options, restricted stock units or any other ownership interests in the Company Released Parties; (c) all claims for breach of contract, wrongful termination and breach of the implied covenant of good faith and fair dealing; (d) all tort claims, including claims for fraud, defamation, invasion of privacy and emotional distress; (e) all other common law claims; and (f) all claims (including claims for discrimination, harassment, retaliation, attorneys’ fees, expenses or otherwise) that were or could have been asserted by you or on your behalf in any federal, state, or local court, commission, or agency, or under any federal, state, local, employment, services or other law, regulation, ordinance, constitutional provision, executive order or other source of law, including without limitation under any of the following laws, as amended from time to time: the Age Discrimination in Employment Act (the “ADEA”), as amended by the Older Workers’ Benefit Protection Act of 1990 (the “OWBPA”), Title VII of the Civil Rights Act of 1964, 42 U.S.C. §§ 1981 & 1981a, the Civil Rights Act of 1866, as amended, the Civil

Rights Act of 1991, the Americans with Disabilities Act, the Equal Pay Act, the Employee Retirement Income Security Act, the Lilly Ledbetter Fair Pay Act of 2009, the Family and Medical Leave Act, Sarbanes-Oxley Act of 2002, the National Labor Relations Act, the Rehabilitation Act of 1973, the Worker Adjustment Retraining and Notification Act, the Uniformed Services Employment and Reemployment Rights Act, Federal Executive Order 11246, the Genetic Information Nondiscrimination Act, the Florida Civil Rights Act, the Florida Omnibus AIDS Act, the Florida Employment Discrimination on the Basis of Sickle-Cell Trait Law, the Florida Equal Pay Law, the Florida Whistleblower Protection Act, the Florida Workers’ Compensation Law’s Retaliation provision, the Florida Minimum Wage Act, the Florida Fair Housing Act, the Florida Domestic Violence Leave Act, and the Florida Wage Discrimination Law (the “Release”).
2. Scope of Release
Nothing in this Release (a) shall release the Company from any of its obligations set forth in the Severance Plan or any claim that by law is non-waivable, (b) shall release the Company from any obligation to defend and/or indemnify you against any third party claims arising out of any action or inaction by you during the time of your employment and within the scope of your duties with the Company to the extent you have any such defense or indemnification right, and to the extent permitted by applicable law and to the extent the claims are covered by the Company’s director & officer liability insurance, (c) shall release your right to any benefits to which you are entitled under any retirement plan of the Company that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, or (d) shall affect your right to file a claim for workers’ compensation or unemployment insurance benefits.
Nothing in this Release (or any other agreement incorporated by reference herein) shall be construed to prevent you from providing truthful testimony under oath in a judicial or administrative proceeding or to prohibit or interfere with your right to participate as a complainant or witness in any federal, state or local governmental agency investigation (including but not limited to any activities protected under the whistleblower provisions of any applicable laws or regulations), during which communications can be made without authorization by or notification to the Company. However, you are waiving and releasing, to the fullest extent legally permissible, all entitlement to any form of monetary recovery or relief (including but not limited to any costs, expenses, attorneys’ fees, or reinstatement of your employment) should any agency or commission pursue any claims on behalf of you or others. You understand that this waiver and release of monetary relief would not affect an enforcement agency’s ability to investigate a charge or to pursue relief on behalf of others.  Notwithstanding the foregoing, you will not give up your right to any monetary recovery under the Dodd-Frank Wall Street Reform and Consumer Protection Act and The Sarbanes-Oxley Act of 2002, or any monetary award offered by the Securities and Exchange Commission pursuant to Section 21F of the Securities Exchange Act of 1934.
By executing this Release you represent that, as of the date you sign this Release, no claims, lawsuits, grievances, or charges have been filed by you or on your behalf against the Company Released Parties. You further represent that, as of the date of execution of this Release, you have no knowledge of any actions or inactions by the Company or any of the Company Released Parties, or by you with respect to your employment or relationship with the Company or any of the Company Released Parties, that you believe could possibly constitute a basis for a claimed violation of any federal, state, or local law, any common law, or any rule or regulation promulgated by an administrative body.
3.    Age Discrimination in Employment Act & Older Workers Benefit Protection Act Disclosures
In compliance with the requirements of the OWBPA, you acknowledge by your signature below that, with respect to the rights and claims under the ADEA that are waived and released by this Release, including claims relating to employment discrimination based upon age. You further acknowledge by your signature below that your waiver of such claims is knowing and voluntary. Further, you specifically acknowledge and agree as follows: (a) you have read and understand the terms of this Release; (b) you have been advised and hereby are advised, and have had the opportunity, to consult with an attorney before signing this Release (and that you are responsible for any costs or fees resulting from an attorney’s review of this Release); (c) the Release is written in a manner understood by you; (d) you are releasing the Company and the other Company Released Parties from, among other things, any claims that you may have against them pursuant to the ADEA; (e) the Release does not cover rights or claims that may arise after you sign this Release; (f) you will receive valuable consideration in exchange for the Release other than amounts you would otherwise be entitled to receive; (g) you have been given a period of 21 days in which to consider and execute this Release (although you may elect not to use the full 21-day period at your option); (h) you may revoke the Release during the seven-day period following the date on which you sign this Release, and the Release will not become effective and enforceable until the seven-day revocation period has expired; and (i) any such revocation must be submitted in writing to the Company c/o __________, PureCycle Technologies, Inc., 5950 Hazeltine National Drive, Suite 650, Orlando, Florida 32822 prior to the expiration of such seven-day revocation period.  If you revoke the Release within such seven-day revocation period, it shall be null and void. If you do not revoke this Release prior to the eighth (8) day after your signing, this Agreement shall become enforceable on the eighth (8) day after your signing.
4. Adequate consideration and other benefits Entire Agreement
You understand and agree that payment of any of the benefits described in the Severance Plan are not required by law and are not required by the Company’s policies and procedures absent execution of this Release. You further understand and agree that the benefits described in the Severance Plan provide good and sufficient consideration for every promise, duty, release, obligation, agreement and right contained in this Release. You further understand and agree that a portion of the consideration for this Release is your ongoing compliance with the terms of this Release and the confidentiality, non-disparagement, non-competition, and non-solicitation provisions in the Restrictive Covenants Agreement, dated as of _______, 20__, between the Company and you (the “RCA”), over time.
All other benefits of your employment with the Company not described in the Severance Plan ceased as of the date of a Regular Qualifying Event or a Change in Control Qualifying Event (as both terms are defined in the Severance Plan). You acknowledge and agree that, other than: (i) the payments and benefits expressly set forth in the Severance Plan; and (ii) any benefits to which you are entitled under any retirement plan of the Company that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, or other deferred compensation plans, you have received all compensation to which you are entitled from the Company, and you are not entitled to any other payments or benefits from the Company, including but not limited to, any and all rights that you may have arising out of any other Company plan, agreement, offer letter, or contract of any type, or any other expectation of remuneration or benefit on your part, including but not limited to any payments for wages or vacation.
5. Non-Disparagement
You agree that you will not make, utter or issue, or procure any person, firm, or entity to make, utter or issue, any statement in any form, including written, oral and electronic communications, which conveys negative or adverse information concerning the Company, the Company Released Parties, their business, their actions or their officers, directors, shareholders or employees, to any person or entity (including, without limitation, Company employees, independent contractors, investors, shareholders, lenders, bankers, press, etc.). This Paragraph equally applies to statements made by you under any other identifier you may use for electronic/web-based communications and postings (e.g., email, blogs, message boards, etc.).
6. Agreement to Cooperate
Notwithstanding your separation from the Company, for a period of two (2) years after the statute of limitation for any potential dispute, claim or litigation, you agree that, to the extent required by the Company at any time in the future, you will cooperate and provide information and assistance to the Company in any dispute, proceeding, arbitration, investigation or litigation involving the Company about which you have knowledge or involvement as a result of your employment with the Company, including providing whatever information you have available to the Company, its attorneys, agents or contractors, as well as meeting with the Company’s officials, attorneys, agents or contractors, if requested to do so. You expressly agree and understand that, at the Company’s request, you shall make yourself available for meetings on reasonable terms as such meetings may be necessary to effectuate the business of the Company and/or to provide for the defense or representation of the Company in any dispute, proceeding, arbitration, investigation or litigation involving the Company. During any such activity, you will be reimbursed for reasonable and customary expenses in accordance with the

Company’s expense reimbursement policies and procedures. If you are ever contacted by any person or entity seeking information about the Company or contemplating or maintaining any claim or legal action against it, or by any agent or attorney of such person, you agree that you will, to the fullest extent permitted by law, notify he Company of any such request within forty-eight (48) hours of receipt, and before providing such information, provide the Company ten (10) days to challenge release of the information, unless prohibited by applicable law. In addition, you agree that you will not assist or cooperate with any person or entity who is contemplating or maintaining any claim or legal action against the Company in connection with any such action, unless compelled by subpoena or otherwise required by law.
7. Entire Agreement
This Release, the Severance Plan, and the documents referenced therein, and the RCA contain the entire agreement between you and the Company, and take priority over any other written or oral understanding or agreement that may have existed in the past.  You acknowledge that no other promises or agreements have been offered for this Release (other than those described above) and that no other promises or agreements will be binding unless they are in writing and signed by you and the Company.  Should any provision of this Release be declared by a court of competent jurisdiction to be illegal, void, or unenforceable, the remaining provisions shall remain in full force and effect; provided, however, that upon a finding that the Release, in whole or part, is illegal, void, or unenforceable, you shall be required, at the option of the Company, either to return the severance benefits described in Section 2.2 of the Severance Plan or to execute a release that is legal and enforceable.
8. Compliance with Post-Employment Obligations
You agree and acknowledge that the confidentiality, non-disparagement, non-competition, and non-solicitation provisions in the RCA contain obligations that survive your separation from the Company, and you hereby reaffirm that you will continue to abide by those provisions.
9. Headings

The headings contained in this Release are for reference only and shall not in any way affect its meaning or interpretation.

10. No Waiver

A waiver by the Company of any breach of this Release shall not operate or be understood to be a waiver of any other provision or a waiver of any subsequent breach of this Release.

11. Assignment

Except as set forth herein, no rights of any kind under this Release shall, without the prior written consent of the Company, be transferable to or assignable by you or any other person, or, except as provided by applicable law, be subject to alienation, encumbrance, garnishment, attachment, execution or levy of any kind, voluntary or involuntary. This Release shall be binding upon and shall inure to the benefit of the Company and its successors and assigns. The Company may assign its rights and obligations under this Agreement at any time to any successor, subsidiary or assign.

12. Choice of Law

This Release shall be governed by, and construed in accordance with, the internal, substantive laws of the state of Florida. You agree that the state and federal courts located in the state of Florida shall have jurisdiction in any action, suit or proceeding based on or arising out of this Release and you hereby: (a) submit to the personal jurisdiction of such courts; (b) consent to service of process in connection with any action, suit or proceeding; and (c) waive any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction, venue or service of process.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above and agree to the terms and conditions set forth in this Release.

 [EMPLOYEE NAME]

PURECYCLE TECHNOLOGIES, INC.

By:_____________________________
Name:
Title:

PURECYCLE TECHNOLOGIES, INC.
AMENDED NOTICE OF GRANT OF NONQUALIFIED STOCK OPTION
(Employees)

    PureCycle Technologies, Inc. (the “Company”) hereby grants to Optionee an Option Right (the “Option”) to purchase the number of shares of Common Stock set forth below under the PureCycle Technologies, Inc. 2021 Equity and Incentive Compensation Plan (the “Plan”). The Option is subject to all of the terms and conditions in this Notice of Grant of Nonqualified Stock Option (this “Grant Notice”), in the Nonqualified Stock Option Agreement attached hereto (the “Agreement”) and in the Plan. Capitalized terms used, but not otherwise defined, in this Grant Notice will have the meanings given to such terms in the Plan or Agreement, as applicable, and the Plan and Agreement are hereby incorporated by reference into this Grant Notice. If there are any inconsistences between this Grant Notice or the Agreement and the Plan, the terms of the Plan shall govern.

Optionee:	Michael Dee
Type of Grant:	Nonqualified Option Right
Date of Grant:	March 17, 2021
Number of Shares Subject to the Option:	613,497
Option Price (per share):	$28.90
Vesting Schedule:
Subject to the conditions set forth in the Agreement, including but not limited to Optionee’s continuous employment with the Company or a Subsidiary until the applicable vesting date, 1/3 of the Option shall vest and become exercisable on each of the first three anniversaries of the Date of Grant; provided, however, that the Option will not be exercisable prior to the listing of the shares of Common Stock underlying the Option on the Nasdaq Stock Market and the registration of the offer and sale of the shares of Common Stock underlying the Option with the Securities and Exchange Commission on a Form S-8.

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PURECYCLE TECHNOLOGIES, INC.

Nonqualified Stock Option Agreement

PureCycle Technologies, Inc. (the “Company”) has granted, pursuant to the PureCycle Technologies, Inc. 2021 Equity and Incentive Compensation Plan (the “Plan”), to the Optionee named in the Notice of Grant of Nonqualified Stock Option (the “Grant Notice”) to which this Nonqualified Stock Option Agreement is attached (together with the Grant Notice, this “Agreement”) an Option Right (the “Option”) to purchase shares of Common Stock as set forth in such Grant Notice, subject to the terms and conditions set forth in this Agreement.
1.Certain Definitions. Capitalized terms used, but not otherwise defined, in this Agreement will have the meanings given to such terms in the Plan.
2.Grant of Option. Subject to and upon the terms, conditions and restrictions set forth in this Agreement and in the Plan, the Company has granted to Optionee, as of the Date of Grant, an Option to purchase the number of shares of Common Stock set forth in the Grant Notice at the Option Price specified therein. The Option Price represents at least the Market Value per Share on the Date of Grant. The Option is intended to be a nonqualified stock option.
3.Vesting of Option.
a.Except as otherwise provided herein, the Option shall vest and become exercisable (“Vest,” or “Vested”) as set forth in the Grant Notice if Optionee remains in the continuous employment of the Company or a Subsidiary in accordance with the Vesting Schedule set forth in the Grant Notice (the period from the Date of Grant until the last vesting date of the Vesting Schedule, the “Vesting Period”). Any portion of the Option that does not become Vested will be forfeited, including, except as provided in Section 3(b) below, if Optionee ceases to be continuously employed by the Company or a Subsidiary prior to the end of the Vesting Period. For purposes of this Agreement, “continuously employed” (or substantially similar terms) means the absence of any interruption or termination of Optionee’s employment with the Company or a Subsidiary. Continuous employment shall not be considered interrupted or terminated in the case of transfers between locations of the Company and its Subsidiaries.
b.Notwithstanding Section 3(a) above, the unvested portion of the Option (to the extent the Option has not been forfeited) shall Vest in full upon any termination of Optionee’s employment (i) by the Company without Cause, (ii) by Optionee for Good Reason, or (iii) as a result of Optionee’s death or Disability.
c.Notwithstanding Section 3(a) above, in the event of a Change in Control, the Option shall vest and become exercisable in accordance with Section 5 below.
4.Right To Exercise; Termination of the Option. Any portion of the Option that becomes Vested in accordance with Section 3 shall remain exercisable until, and shall terminate on, the earliest of the following dates:
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a.Three (3) months after any termination of Optionee’s employment, unless such termination of employment (i) is a result of a termination by the Company without Cause or by Optionee for Good Reason as described in Section 4(b), (ii) is due to Optionee’s death or Disability as described in Section 4(c) or 4(d), or (iii) is a result of a termination for Cause as described in Section 4(e);
b.Two (2) years after any termination of Optionee’s employment by the Company without Cause or by Optionee for Good Reason;
c.One (1) year after Optionee’s death if such death occurs while Optionee is employed by the Company or any Subsidiary;
d.One (1) year after Optionee’s termination of employment with the Company or a Subsidiary due to Disability;
e.The date of termination of Optionee’s employment by the Company or any Subsidiary for Cause; or
f.Seven (7) years from the Date of Grant.
For the avoidance of doubt, any portion of the Option that remains outstanding, whether or not Vested, will terminate immediately on the seventh anniversary of the Date of Grant.
5.Effect of Change in Control.
a.Notwithstanding Section 3(a) above, if at any time before the end of the Vesting Period (or forfeiture of the Option), and while Optionee is continuously employed by the Company or a Subsidiary, a Change in Control occurs, then the Option will Vest in full (except to the extent that a Replacement Award is provided to Optionee in accordance with Section 5(b) to continue, replace or assume the Option covered by this Agreement (the “Replaced Award”)) immediately prior to (and contingent upon) the Change in Control.
b.For purposes of this Agreement, a “Replacement Award” means an award (i) of an option to purchase publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control, (ii) that has a value at the time of grant or adjustment at least equal to the value of the Replaced Award, (iii) if Optionee is subject to U.S. federal income tax under the Code, the tax consequences of which to such Optionee under the Code are not less favorable to such Optionee than the tax consequences of the Replaced Award, and (iv) the other terms and conditions of which are not less favorable to Optionee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent termination of employment or Change in Control). A Replacement Award may be granted only to the extent it does not result in the Replaced Award or Replacement Award failing to comply with or be exempt from Section 409A of the Code. Without limiting the generality of the
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foregoing, the Replacement Award may take the form of a continuation of the Replaced Award if the requirements of the two preceding sentences are satisfied. The determination of whether the conditions of this paragraph are satisfied will be made by the Board or the Committee, as constituted immediately before the Change in Control, in its sole discretion.
6.Exercise and Payment of Option. To the extent exercisable, the Option may be exercised in whole or in part from time to time and will be settled in Common Stock by Optionee giving written notice to the Company at its principal office specifying the number of shares of Common Stock for which the Option is to be exercised and paying the aggregate Option Price for such Common Stock. Payment of the Option Price by Optionee shall be (a) in cash, by check acceptable to the Company or by wire transfer of immediately available funds, (b) by the actual or constructive transfer to the Company of Common Stock owned by Optionee having a value at the time of exercise equal to the total Option Price, (c) subject to any conditions or limitations established by the Board or the Committee, by the withholding of Common Stock otherwise issuable upon exercise of the Option pursuant to a “net exercise” arrangement, (d) by a combination of such methods of payment, or (e) by such other methods as may be approved by the Board or the Committee.
7.Transferability, Binding Effect. Subject to Section 15 of the Plan, the Option is not transferable by Optionee otherwise than by will or the laws of descent and distribution, and in no event shall the Option be transferred for value.
8.Certain Definitions.
a.“Cause” shall mean “Cause” (or a term of substantively similar meaning) as defined in an individual employment agreement then in effect between Optionee and the Company or any Subsidiary (an “Employment Agreement”) or as set forth in an executive severance plan in which Optionee participates, if any in each case, or, if Optionee does not then have an effective Employment Agreement or participate in such an executive severance plan (or such Employment Agreement or plan does not define “Cause”), then “Cause” shall mean (i) Optionee’s willful failure to perform his duties (other than any such failure resulting from incapacity due to physical or mental illness); (ii) Optionee’s willful failure to comply with any valid and legal directive of the person to whom he reports; (iii) Optionee’s willful engagement in dishonesty, illegal conduct, or misconduct, which is, in each case, injurious to the Company or its affiliates; (iv) Optionee’s embezzlement, misappropriation, or fraud, whether or not related to Optionee’s employment with the Company or any Subsidiary; (v) Optionee’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (vi) Optionee’s material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (vii) Optionee’s material breach of any material obligation under this Agreement or any other written agreement between Optionee and the Company; or (viii) Optionee’s engagement in illegal conduct that brings
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the Company negative publicity or into public disgrace, embarrassment, or disrepute. Except for a failure, breach, or refusal which, by its nature, cannot reasonably be expected to be cured (as reasonably determined by the Board in good faith), Optionee shall have thirty (30) business days from the delivery of written notice by the Company within which to cure any acts constituting Cause.
b. “Disability” (or similar terms) shall mean a circumstance in which Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months and otherwise satisfies the requirements to be disabled under Section 409A of the Code.
c.“Good Reason” shall mean “Good Reason” (or a term of substantively similar meaning) as defined in Optionee’s Employment Agreement or as set forth in an executive severance plan in which Optionee participates, if any, in each case, or, if Optionee does not then have an effective Employment Agreement or participate in such an executive severance plan (or such Employment Agreement or plan does not define “Good Reason”), then “Good Reason” shall mean without Optionee’s prior written consent: (i) any material breach by the Company of any material provision of this Agreement or any material provision of any other agreement between Optionee and the Company or (ii) a material adverse change in the reporting structure applicable to Optionee. To terminate his employment for Good Reason, Optionee must provide written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within thirty (30) days of the initial existence of such grounds and the Company must have at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If Optionee does not terminate his employment for Good Reason within thirty (30) days after the expiration of the Company’s cure period, then Optionee will be deemed to have waived his right to terminate for Good Reason with respect to such grounds.
9.No Dividend Equivalents. Optionee shall not be entitled to dividends or dividend equivalents with respect to the Option or the Common Stock underlying the Option until such Common Stock is issued after the exercise of the Option (or portion thereof).
10.Adjustments. The number of shares of Common Stock issuable subject to the Option and the other terms and conditions of the grant evidenced by this Agreement are subject to mandatory adjustment, including as provided in Section 11 of the Plan.
11.Taxes and Withholding. To the extent that the Company or any Subsidiary is required to withhold federal, state, local or foreign taxes or other amounts in connection with any payment made to or benefit realized by Optionee or other person under the Option, Optionee agrees that the Company will withhold any taxes or other amounts required to be withheld by the Company under federal, state, local or foreign law as a result of such payment or benefit in an amount sufficient to satisfy the minimum statutory withholding amount permissible. To the extent that the amounts available to the Company or such Subsidiary for such withholding are
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insufficient, it shall be a condition to the obligation of the Company to make any such delivery or payment that Optionee or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts required to be withheld. In no event will the market value of Common Stock to be withheld pursuant to this Section 11 to satisfy applicable withholding taxes or other amounts exceed the minimum amount of taxes that could be required to be withheld. Notwithstanding any other provision of this Agreement, the Company shall not be obligated to guarantee any particular tax result for Optionee with respect to any payment provided to Optionee hereunder, and Optionee shall be responsible for any taxes imposed on Optionee with respect to any such payment.
12.Compliance with Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of the Plan and this Agreement, the Company shall not be obligated to issue any shares of Common Stock pursuant to this Agreement if the issuance thereof would result in a violation of any such law. The Option shall not be exercisable if such exercise would involve a violation of any law.
13.No Right to Future Awards or Employment. The Option award is a voluntary, discretionary award being made on a one-time basis and it does not constitute a commitment to make any future awards. The Option award and any related payments made to Optionee will not be considered salary or other compensation for purposes of any severance pay or similar allowance, except as otherwise required by law. Nothing contained in this Agreement will confer upon Optionee any right to be employed or remain employed by the Company or any of its Subsidiaries, nor limit or affect in any manner the right of the Company or any of its Subsidiaries to terminate Optionee’s employment or adjust the compensation of Optionee.
14.Relation to Other Benefits. Any economic or other benefit to Optionee under this Agreement or the Plan shall not be taken into account in determining any benefits to which Optionee may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company or any of its Subsidiaries and shall not affect the amount of any life insurance coverage available to any beneficiary under any life insurance plan covering employees of the Company or any of its Subsidiaries.
15.Amendments. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto; provided, however, that no amendment shall adversely affect Optionee’s rights with respect to the Option without Optionee’s consent, and Optionee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 10D of the Exchange Act.
16.Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.
17.Relation to Plan. The Option granted under this Agreement and all of the terms and conditions hereof are subject to all of the terms and conditions of the Plan. In the event of
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any inconsistency between this Agreement and the Plan, the terms of the Plan will govern. The Committee acting pursuant to the Plan, as constituted from time to time, shall, except as expressly provided otherwise herein or in the Plan, have the right to determine any questions which arise in connection with this Agreement. Notwithstanding anything in this Agreement to the contrary, Optionee acknowledges and agrees that this Agreement and the award described herein are subject to the terms and conditions of the Company’s clawback policy (if any) as may be in effect from time to time, including specifically to implement Section 10D of the Exchange Act and any applicable rules or regulations promulgated thereunder (including applicable rules and regulations of any national securities exchange on which the Common Stock may be traded).
18.Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to the Option and Optionee’s participation in the Plan, or future awards that may be granted under the Plan, by electronic means or request Optionee’s consent to participate in the Plan by electronic means. Optionee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the Plan through an online or electronic system established and maintained by the Company or another third party designated by the Company.
19.Governing Law. This Agreement shall be governed by and construed with the internal substantive laws of the State of Delaware, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.
20.Successors and Assigns. Without limiting Section 7 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of Optionee, and the successors and assigns of the Company.
21.Acknowledgement. Optionee acknowledges that Optionee (a) has received a copy of the Plan, (b) has had an opportunity to review the terms of this Agreement and the Plan, (c) understands the terms and conditions of this Agreement and the Plan and (d) agrees to such terms and conditions.
22.Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[Signature Page Follows]
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IN WITNESS WHEREOF, the undersigned have executed this Agreement on the day and year indicated below.

PURECYCLE TECHNOLOGIES, INC.

By: /s/ Michael Otworth

Name: Michael Otworth
Title: Chief Executive Officer
Date: May 10, 2021

Optionee Acknowledgment and Acceptance

By: /s/ Michael Dee

Name: Michael Dee
Date: May 10, 2021

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